UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES ACT OF 1934 OR SUSPENSION OF DUTY TO

FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

Commission File Number: 001-13467

COMMONWEALTH BIOTECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

718 Grove Road

Midlothian, Virginia 23114

(Address of principal executive offices)

Registrant’s telephone number, including area code: (804) 464-1601

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 48

Explanatory Note: The purpose of this Amendment No. 1 on Form 15/A is to withdraw the previous filing of this Form 15 filed on March 14, 2011 with respect to the securities listed above. The Registrant also notes that the previous filing incorrectly stated that there are 1200 holders of record of the Registrants common stock. As of the date hereof, there are 48 holders of record of the Registrant’s common stock.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, Commonwealth Biotechnologies, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned thereunto duly authorized.

COMMONWEALTH BIOTECHNOLOGIES, INC.

By:  /s/  Richard J. Freer, Ph.D.

        Richard J. Freer, Ph.D.

        Chief Executive Officer

Dated: March 22, 2011